August 18, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mark Webb

Re:	PAB Bankshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-162317)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”) PAB Bankshares, Inc. (“PAB”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of PAB’ Registration Statement on Form S-1 (Registration No. 333-162317), initially filed on October 2, 2009 and amended on March 9, 2010, April 14, 2010, May 11, 2010, and May 25, 2010 together with all exhibits thereto (the “Registration Statement”).  PAB is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time.  In addition, PAB may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.  No securities were sold pursuant to the Registration Statement.

PAB requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of PAB for future use.

If you have questions or comments about the foregoing, please call the undersigned at (229) 241-2775, extension 1717, or David W. Ghegan of Troutman Sanders LLP at (404) 885-3139.

Very truly yours,

/s/ Donald “Jay” Torbert, Jr.

Donald “Jay” Torbert, Jr.
President and Chief Executive Officer